2002 ANNUAL REPORT
BWC Financial Corp.

TABLE OF CONTENTS

BWC Executive Management and Board of Directors

To our Shareholders

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Report of Independent Public Accountants

Management's Discussion and Analysis of Operations

Executive Management Team

JAMES L. RYAN
Chairman of the Board &
Chief Executive Officer

TOM J. MANTOR
President &
Chief Operating Officer

LELAND E. WINES
Executive Vice President &
Chief Financial Officer

JOHN R. SHEETS
Executive Vice President &
Chief Credit Officer

ANDREA L. HEAD
Executive Vice President,
Real Estate Finance

BWC Financial Corp.
Board of Directors

JAMES L. RYAN
Chairman of the Board &
Chief Executive Officer

RICHARD G. HILL
Owner,
R.G. Hill Company

CRAIG LAZZARESCHI
President,
Greater Bay Development Corporation

JOHN F. NOHR
President,
Woodminster Company, Inc.

REYNOLD C. JOHNSON III
President,
Pacific Land Enterprises, Inc.

TOM MANTOR
President,
Bank of Walnut Creek

JOHN L. WINTHER
President,
Delta Wetlands

VANCE R. HASWELL
Chairman of the Board Emeritus
Bank of Walnut Creek
Retired-Previously President,
Oakmont Memorial Park and Mortuary

Officers

JAMES L. RYAN
President, Chief Executive Officer
and Chairman of the Board

LELAND E. WINES
Executive Vice President,
Secretary and
Chief Financial Officer

BWC's Strategic Values
THE FOUNDATION OF OUR COMMITMENT TO EXCELLENCE

OUR PEOPLE
More than employees, our people are a team working together to achieve strength and success.

SELLING
Selling is a culture that must permeate the organization, inspiring people to listen, act and deliver.

OUTSTANDING SERVICE
Outstanding Service means providing financial solutions to clients with professionalism, personal attention and caring.

MANAGING RISK
Managing Risk involves constant assessment, looking beyond immediate implications to maintain a healthy organization.

TECHNOLOGY
Technology affords us the ability to provide a solid base for operational effectiveness, convenience and versatility, while we continue to maintain our personal touch.

COMMUNITY SERVICE
Beyond good corporate citizenship, Community Service calls us to integrate with the communities we serve through financial support and dedicated personal involvement.

HAVING FUN
Having Fun entails meeting the daily challenges of the business world with a sense of humor and friendship.

To Our Shareholders, Clients and Friends

With an ever-struggling economy and an additional decrease in the prime rate, the business climate in 2002 presented extraordinary challenges in banking. We are pleased to report that BWC Financial Corp. faced these issues pragmatically and achieved a modest growth of 4%, with total assets of $409,466,000, compared to $395,057,000 in 2001. Net income in 2002 was $4,588,000, reflecting a return on average assets of 1.13% and a return on average equity of 11.59%, respectable ratios in the banking industry.

With the prime rate at a low 4.75% during most of the year and 4.25% at year end, the Bank’s net interest margin was compressed. For asset sensitive corporations such as ours, the declining interest rate environment causes interest-earning assets to be re-priced faster than interest-bearing liabilities with a corresponding decrease in net interest income. One of our strengths during what has become normal times becomes a weakness when we have abnormally low interest rates such as we do today; that is, that we have a very large core deposit base, checking accounts and money market accounts, as well as a large capital base. Most of that money is interest free, and so it cannot be re-priced. Consequently, our margins have shrunk more than others because they started off at a level larger than most. We still enjoy extremely strong margins in this competitive climate.

When the Bank was founded in 1980, the decision was made to operate as an asset sensitive organization, a determination that has proven to be prudent throughout our history. It is a policy that continues to have merit and will, in the years ahead, be a strong factor in our ongoing success.

While total deposits remained at levels similar to 2001, loan growth was up approximately 10%. With steady watchfulness to risk management and underwriting standards, credit quality remains sound.

BWC Mortgage Services had their most successful year ever, due in large part to the low interest rates and correspondingly strong real estate and refinance market. A steady flow of business was generated through their mortgage professionals located at their San Ramon headquarters and at every Bank of Walnut Creek branch office.

Their website at www.bwcmortgage.com provides several interesting features including Mortgage Manager, pre-qualification and online loan applications.

Bank of Walnut Creek has grown its commercial real estate loan portfolio by providing financing for our existing clients. The Bank profits from its niche market in new home construction loans and remodels. Construction volume continues to be steady, in spite of the overall economy, and lowered interest rates present refinance opportunities in commercial real estate. The strong portfolio of construction projects includes subdivisions, custom homes, and small commercial developments.

Interest rate floors previously instituted on construction loans contributed to the Bank’s earnings.

Due to consistent sales and strong service levels, the Bank experienced loan growth in all phases of business lending. A full range of services including commercial loans and lines of credit, SBA loans, accounts receivable financing, and equipment leasing combine to make BWC the Bank of choice for small and medium size businesses. A focus on niche markets and referrals from existing clients are important factors in the success of our business divisions.

The branch offices play a significant role in the Bank — with their emphasis on sales and service — consistently demonstrating that our priority is people. The Prime Only Equity Line, with its attractive features, generates new business in the consumer sector, and Prestige Business products are well received by businesses in the branch market areas.

Behind the scenes in our service departments, you will find professionalism, versatility and effectiveness —vital ingredients in the Bank’s operation.

On the technology side, clients are pleased with the convenience of the Check Imaging system. Many clients have elected to receive their statements automatically by FAX or e-mail, and the posting of check images online has further enhanced the system. Clients who utilize I-Banc, BWC’s Internet Banking program, can view their checks through our website at any time. I-Banc has expanded to include a bill payment option and special features for business users, and applications for Prestige business loans, SBA loans, and construction loans are available on the website at www.bowc.com.

Our commitment to the communities we serve is strong and unwavering as we support civic, welfare, cultural, education and youth programs. Our 2002 holiday gifts, offered on behalf of our clients, shareholders, employees and friends, went to the Contra Costa Crisis Center, Buenas Vidas Youth Ranch, and the Bay Area Crisis Nursery to help fund their good works.

Our strength is in our people, in our resolve, and in our resilience. We will face the uncertainties of 2003, renewing the proven management philosophies that have endured for more than twenty-two years.

James L. Ryan	Tom Mantor
Chairman of the Board &	President &
Chief Executive Officer	Chief Operating Officer

BWC FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS

BWC FINANCIAL CORP.
CONSOLIDATED BALANCE SHEETS
In thousands                                                                                   December 31,
Assets                                                                                   2002              2001
                                                                           -------------------------------------
Cash and Due From Banks                                                              $ 20,993          $ 15,016
Federal Funds Sold                                                                      2,000             6,000
Other Short-term Investments                                                               36                33
                                                                           -------------------------------------
                    Total Cash and Cash Equivalents                                    23,029            21,049

Investment Securities:
     Available-for-Sale                                                                60,290            76,684
     Held-to-Maturity (approximate fair value of
        $11,270 in 2002 and $10,338 in 2001)                                           10,815            10,025
Loans, Net of Allowance for Credit Losses of $5,977
     in 2002 and $5,403 in 2001                                                       303,583           276,064
Bank Premises and Equipment, Net                                                        3,161             3,558
Interest Receivable and Other Assets                                                    8,588             7,677
                                                                           -------------------------------------
                    Total Assets                                                    $ 409,466         $ 395,057
                                                                           =====================================

Liabilities and Shareholders' Equity
Liabilities
Deposits:
     Noninterest-bearing                                                             $ 99,175          $ 87,172
                                                                           -------------------------------------
      Interest-bearing:
          Money Market Accounts                                                       141,553           143,317
          Savings and NOW Accounts                                                     50,066            44,543
          Time Deposits:
               Under $100,000                                                          26,087            30,416
               $100,000 or more                                                        24,072            35,021
                                                                           -------------------------------------
               Total Interest-bearing                                                 241,778           253,297

                    Total Deposits                                                    340,953           340,469
Federal Home Loan Bank Borrowings                                                      23,622            12,955
Interest Payable and Other Liabilities                                                  2,892             3,381
                                                                           -------------------------------------

                    Total Liabilities                                                 367,467           356,805
                                                                           -------------------------------------
Commitments and Contingencies (Note 10)
Shareholders' Equity
Preferred Stock, no par value:
       5,000,000 shares authorized, none outstanding                                       --                --
Common Stock, no par value:
       25,000,000 shares authorized; issued and outstanding -
         3,619,510 shares in 2002 and 3,092,474 in 2001                                32,575            27,160
Retained Earnings                                                                       8,570            10,391
Accumulated other comprehensive income                                                    854               701
                                                                           -------------------------------------
                    Total Shareholders' Equity                                         41,999            38,252
                                                                           -------------------------------------
                    Total Liabilities and Shareholders' Equity                      $ 409,466         $ 395,057
                                                                           =====================================

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF INCOME

In thousands except per share amounts
                                                                              For the Year Ended December 31,
Interest Income                                                            2002             2001             2000
                                                              ----------------------------------------------------
     Loans, Including Fees                                             $ 21,452         $ 26,531         $ 27,787
     Investment Securities:
          Taxable                                                         3,292            3,290            3,244
          Non-taxable                                                       449              441              480
     Federal Funds Sold                                                     219              527              570
     Other Short-term Investments                                             4               90               57
                                                              ----------------------------------------------------
               Total Interest Income                                     25,416           30,879           32,138

Interest Expense
     Deposits                                                             4,063            8,202            9,066
     Federal Funds Purchased                                                  2               16               22
     Other Borrowed Funds                                                   938              373               51
                                                              ----------------------------------------------------
               Total Interest Expense                                     5,003            8,591            9,139

Net Interest Income                                                      20,413           22,288           22,999
Provision For Credit Losses                                               1,200            1,600            1,150
                                                              ----------------------------------------------------

Net Interest Income After Provision For Credit Losses                    19,213           20,688           21,849

Noninterest Income
     BWC Mortgage Services - Commissions                                  7,844            5,909            3,315
     BWC Mortgage Services - Fees & Other                                 1,428              970              609
     Service Charges on Deposit Accounts                                    942              788              804
     Other                                                                1,394            1,332            1,147
     Gains on Security Transactions                                          84               55               10
                                                              ----------------------------------------------------
               Total Noninterest Income                                  11,692            9,054            5,885

Noninterest Expense
     Salaries and Related Benefits                                        9,424            8,948            8,612
     BWC Mortgage Services - Commissions                                  5,479            4,084            2,226
     BWC Mortgage Services - Fees & Other                                   700              469              425
     Occupancy                                                            1,652            1,514            1,257
     Furniture and Equipment                                                771              877              718
     Other                                                                4,719            4,494            4,057
                                                              ----------------------------------------------------
               Total Noninterest Expense                                 22,745           20,386           17,295
                                                              ----------------------------------------------------
BWC Mortgage Services - Minority Interest                                   970              695              327

Income Before Income Taxes                                                7,190            8,661           10,112
Provision For Income Taxes                                                2,602            3,197            3,677
                                                              ----------------------------------------------------
Net Income                                                              $ 4,588          $ 5,464          $ 6,435
                                                              ====================================================

Basic Earnings Per Share                                                  $1.33            $1.59            $1.85
Diluted Earnings Per Share                                                $1.27            $1.45            $1.66
                                                              ====================================================

Weighted Average Basic Shares                                         3,456,399        3,433,107        3,480,580
Weighted Average Diluted Share Equivalents
     Related to Options                                                 157,425          334,725          397,129
Weighted Average Diluted Shares                                       3,613,824        3,767,831        3,877,709
                                                              ====================================================

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the periods ending December 31, 2000, 2001, and 2002
In thousands except share amounts                                                    Accumulated
                                                                                           Other
                                                       Number    Common  Retained  Comprehensive            Comprehensive
                                                    of Shares     Stock  Earnings   Income/(Loss)     Total        Income
                                                  ------------------------------------------------------------------------
Balance, January 1, 2000                            2,612,786  $ 20,154   $ 9,802         $ (527)  $ 29,429

Net Income as of December 31, 2000                         --        --     6,435             --      6,435         6,435
Other Comprehensive Income, net of tax
     liability of $350                                     --        --        --            570        570           570
                                                                                                            --------------
Comprehensive Income                                       --        --        --             --         --         7,005
Stock options exercised                               122,460       495        --             --        495
Repurchase and retirement of shares by the
     Corporation                                     (159,774)   (3,387)       --             --     (3,387)
Common Stock issued and sold to the
     Defined Contribution Plan                         15,640       321        --             --        321
10% stock dividend including payment of
     fractional shares                                259,738     5,260    (5,262)            --         (2)
Tax benefit from the exercise of stock options             --       350        --             --        350
                                                  ----------------------------------------------------------
Balance, December 31, 2000                          2,850,850    23,193    10,975             43     34,211

Net Income as of December 31, 2001                         --        --     5,464             --      5,464         5,464
Other Comprehensive Income, net of tax
     liability of $402                                     --        --        --            658        658           658
                                                                                                            --------------
Comprehensive Income                                       --        --        --             --         --       $ 6,122
Stock options exercised                                91,918       329        --             --        329
Repurchase and retirement of shares by the
     Corporation                                     (132,002)   (2,704)       --             --     (2,704)
10% stock dividend including payment of
     fractional shares                                281,708     6,043    (6,048)            --         (5)
Tax benefit from the exercise of stock options             --       299        --             --        299
                                                  ----------------------------------------------------------
Balance, December 31, 2001                          3,092,474    27,160    10,391            701     38,252

Net Income as of December 31, 2002                         --        --     4,588             --      4,588         4,588
Other Comprehensive Income, net of tax
     liability of $519                                     --        --        --            153        153           153
                                                                                                            --------------
Comprehensive Income                                       --        --        --             --         --       $ 4,741
Stock options exercised                               335,721       928        --             --        928
Repurchase and retirement of shares by the
     Corporation                                     (117,723)   (2,396)       --             --     (2,396)
10% stock dividend including payment of
     fractional shares                                309,038     6,404    (6,409)            --         (5)
Tax benefit from the exercise of stock options             --       479        --             --        479
                                                  ----------------------------------------------------------
Balance, December 31, 2002                          3,619,510  $ 32,575   $ 8,570          $ 854   $ 41,999
                                                  ==========================================================

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands
                                                                                 For the Year Ended December 31,
Operating Activities:                                                        2002           2001            2000
                                                                  -----------------------------------------------
Net Income                                                                $ 4,588        $ 5,464         $ 6,435
Adjustments to reconcile net income to
     net cash provided:
Amortization of loan fees                                                  (1,938)        (2,048)         (2,013)
Provision for credit losses                                                 1,200          1,600           1,150
Depreciation and amortization                                                 658            665             577
Gain on sale of securities available-for-sale                                 (84)           (55)            (10)
Real estate loans held for sale, net change                                    --             --             480
Tax benefit from the exercise of stock options                                479            299             350
Decrease/(increase) in interest receivable
     and other assets                                                        (617)           445          (2,204)
Increase/(decrease) in interest payable
     and other liabilities                                                   (489)          (861)          1,509
                                                                  -----------------------------------------------
     Net Cash Provided by Operating Activities                              3,797          5,509           6,274
                                                                  -----------------------------------------------

Investing Activities:
Proceeds from the maturities of investment securities                      34,893         16,037           9,386
Proceeds from the sales of available-for-sale
  investment securities                                                    32,037         29,819           3,200
Purchase of investment securities                                         (51,383)       (64,148)        (14,495)
Loans originated, net of collections                                      (26,782)       (28,335)        (36,925)
Purchase of bank premises and equipment                                      (260)        (1,289)           (504)
                                                                  -----------------------------------------------
     Net Cash Used by Investing Activities                                (11,495)       (47,916)        (39,338)
                                                                  -----------------------------------------------

Financing Activities:
Net increase in deposits                                                      484         30,833          50,967
Net increase(decrease) in borrowings to support real estate loans
     held for sale                                                             --             --            (473)
Increase (decrease) in Federal Home Loan Bank
     and other borrowings                                                  10,667         10,531          (3,003)
Proceeds from issuance of common stock                                        928            329             816
Cash paid for the repurchase of common stock                               (2,396)        (2,704)         (3,387)
Cash paid in lieu of fractional shares                                         (5)            (5)             (2)
                                                                  -----------------------------------------------
                                                                  -----------------------------------------------
     Net Cash Provided by Financing Activities                              9,678         38,984          44,918
                                                                  -----------------------------------------------

Cash and Cash Equivalents:
Increase (decrease) in cash and cash equivalents                            1,980         (3,423)         11,854
Cash and cash equivalents at beginning of year                             21,049         24,472          12,618
                                                                  -----------------------------------------------
     Cash and Cash Equivalents at end of year                            $ 23,029       $ 21,049        $ 24,472
                                                                  ===============================================
Additional Cash Flow Information:
Interest Paid                                                            $  5,667       $  6,988        $  8,685
                                                                  ===============================================
Income Taxes Paid                                                        $  2,055       $  2,285        $  1,885
                                                                  ===============================================

The accompanying notes are an integral part of these consolidated statements.

BWC FINANCIAL CORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of BWC Financial Corp. (the “Corporation”) and its subsidiaries, Bank of Walnut Creek (the “Bank”), and BWC Real Estate, conform with generally accepted accounting principles and general practice within the banking industry. The following is a summary of the more significant accounting policies.

Nature of Operations

The Corporation operates in Northern California with four branches in Contra Costa County, three in northern Alameda County and one in Santa Clara County, in the city of San Jose. The Corporation’s primary source of revenue is providing loans to customers, who are predominantly small and middle-market businesses, home construction lending, and home equity lines to individuals.

Basis of Presentation

The consolidated financial statements of the Corporation include the accounts of the Corporation, the Bank and BWC Real Estate. All significant inter-company balances and transactions have been eliminated in consolidation. BWC Real Estate, a wholly owned subsidiary of the Corporation, was formed in 1994 to enter into a joint venture arrangement with a real estate brokerage firm, creating a company called BWC Mortgage Services. As BWC Real Estate owns 51% of this joint venture, the Corporation has consolidated BWC Mortgage Services. The real estate brokerage firm’s interest in the joint venture is shown as minority interest in the consolidated financial statements.

Investment Securities

The Corporation classifies its investments in debt and equity securities as “held-to-maturity,” or “available-for-sale.” Investments classified as held-to-maturity are reported at amortized cost; investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, if any, reported as a separate component of shareholders’ equity.

Amortization and accretion are included in interest income, while gains and losses on disposition are included in noninterest income and are determined using the specific identification method.

The Corporation’s policy of carrying investment securities as held-to-maturity is based upon its ability and management’s intent to hold such securities to maturity.

Loans

Loans are stated at the principal amount outstanding. Interest income is recognized using methods which approximate a level yield on principal amounts outstanding. The accrual of interest on loans is discontinued when the payment of principal or interest is considered to be in doubt, or when a loan becomes contractually past-due by 90 days or more with respect to principal or interest, except for loans that are well secured and in the process of collection. When a loan is placed on non-accrual status, any accrued but uncollected interest is reversed from current income. Loan origination fees are deferred and amortized as yield adjustments over the contractual lives of the underlying loans.

Sales and Servicing of SBA Loans

The Corporation originates loans to customers under a Small Business Administration (“SBA”) program that generally provides for SBA guarantees of 70% to 90% of each loan. The Corporation generally keeps both the guaranteed portion and the un-guaranteed portion in its own portfolio; however, it retains the option to sell the guaranteed portion to a third party. The Corporation may be required to refund a portion of the sales premium received if the borrower defaults or the loan prepays within 90 days of the settlement date. As a result, the Corporation recognizes no gain or loss on these loan sales until the 90-day period elapses.

To calculate the gain (loss) on sale, the Corporation’s investment in an SBA loan is allocated among the retained portion of the loan and the sold portion of the loan, based on the relative fair value of each portion. The gain (loss) on the sold portion of the loan is recognized at the time of sale based on the difference between the sale proceeds and the allocated investment. As a result of the relative fair value allocation, the carrying value of the retained portion is discounted, with the discount accreted to interest income over the life of the loan.

Allowance for Credit Losses

Allowance for Credit Losses is maintained at a level considered adequate to provide for probable losses that can be reasonably estimated. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. The Corporation’s management believes that the amount of allowance is reasonable, based on its evaluation of the Bank’s loan portfolio, the composition of credit products that have been introduced and overall credit quality. In the past few years, the Bank has opened a Leasing Division, a Small Business Administration lending program and a Commercial Real Estate lending program. The Bank has a high concentration of credit in single family Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank’s traditionally strong construction concentration are considered in determining the allowance.

Premises and Equipment

Premises and Equipment consists of leasehold improvements, furniture and equipment and are stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the estimated useful lives of furniture and equipment, primarily from five to fifteen years. Leasehold improvements are amortized over the terms of the leases or their estimated useful lives, whichever is shorter.

Federal Home Loan Bank Borrowings (FHLB) and Other Borrowings

The Corporation had collateralized and uncollateralized lines of credit of $30,661,000 at December 31, 2002. Of this, $11,661,000 was comprised of the unused borrowing capacity the Bank had with the FHLB, due to the Bank’s excess collateral position.

Qualifying real estate loans are pledged with the FHLB to secure borrowings for the purpose of protecting an interest rate spread on offsetting fixed-rate commercial real estate loans granted by the Bank with similar amounts and terms. The loans are amortized over a ten-year period and carry interest rates ranging from 4.69% to 6.8%. The cash flow receivable to the Bank, on the underlying loans granted by the Bank to its clients, is designed to meet the cash flow payments due from the Bank on its borrowings from the FHLB. Although the Bank has unused borrowing capacity under this line, management intends to only draw on this line as a funding source for fixed-rate commercial real estate loans the Bank grants to its clients. This borrowing is of a long-term installment nature, and as a result, will not fluctuate materially during the year.

The table below provides further detail of the Bank’s FHLB advances:

(In thousands)                                                              2002             2001
                                                                     ----------------- ---------------
Outstanding:
  Average outstanding loans during the period                         $   16,887        $    6,708
  Outstanding at year-end                                             $   23,622        $   12,955
Interest rates:
  Weighted average rate on loans during the period                          4.12%             5.83%
  Weighted average rate on loans outstanding at year-end                    5.11%             5.97%

The Bank has Federal Funds lines of $15,000,000. These are available on an overnight basis and are on an “as available” basis and can be revoked by the grantor at any time. The Bank also has securities pledged for additional “overnight” borrowing needs with the FHLB of $3,000,000 and with the Federal Reserve Bank of $1,000,000. These credit sources generally have interest rates tied to the Federal Funds rate or are indexed to short-term U.S. Treasury rates or LIBOR. As of December 31, 2002 and 2001, the Bank had no borrowings outstanding under these lines.

Income Taxes

The Corporation files consolidated income tax returns which include both the parent company and its subsidiaries. Deferred income taxes are recorded for all significant income and expense items recognized in different periods for financial reporting and income tax purposes.

Earnings Per Share (EPS)

Basic EPS is calculated by dividing net income by the weighted average shares outstanding. No dilution for any potentially dilutive securities is included. Diluted EPS is calculated by dividing net income by the weighted average shares outstanding during the period including the dilutive effect of stock options. Weighted average shares and per-share amounts presented for all periods reflect the 10% stock dividend paid in July, 2002, June, 2001 and August, 2000.

Letters of Credit and Commitments to Extend Credit

Letters of credit and commitments to extend credit are extended based upon evaluations of customer credit worthiness. The amount of collateral obtained is based upon these evaluations. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Standby letters of credit and commitments to extend credit generally have fixed expiration dates or other termination clauses. Because many of the standby letters of credit and commitments to extend credit are expected to expire without being drawn upon, total guarantee and commitment amounts do not necessarily represent future cash requirements.

Significant Group Concentrations of Credit Risk

The Bank accepts deposits and grants credit primarily within its local service area, the counties of Contra Costa, Alameda and Santa Clara, California. The Bank has a diversified loan portfolio and grants consumer, commercial and construction real estate loans, and is not dependent on any industry or group of customers. Although the Bank has a diversified loan portfolio, a substantial portion of its loans are real-estate related.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, Fed Funds sold and other short-term investments, with original maturities of three months or less.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting for Stock-based Compensation

The Corporation uses the intrinsic value method to account for its stock option plans (in accordance with the provisions of Accounting Principles Board Opinion No. 25). Under this method, compensation expense is recognized for awards of options to purchase shares of common stock to employees under compensatory plans only if the fair market value of the stock at the option grant date (or other measurement date, if later) is greater than the amount the employee must pay to acquire the stock. Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123) permits companies to continue using the intrinsic value method or to adopt a fair-value-based method to account for stock option plans. The fair-value-based method results in recognizing as expense over the vesting period the fair value of all stock-based awards on the date of grant. The Corporation has elected to continue to use the intrinsic value method. The pro forma disclosures illustrating the impact on net income of applying the fair-value method are reflected in the following table.

Had the Corporation used the fair value method prescribed by SFAS 123, the Corporation’s net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Had the Corporation used the fair value method prescribed by SFAS 123 (See Note 1), the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Net Income:                                    2002                       2001                        2000
                                      --------------             --------------             ---------------
     As reported                        $ 4,588,000                $ 5,464,000                 $ 6,435,000
     Compensation expense                    33,000                    156,000                     105,000
                                      ---------------------------------------------------------------------
     Pro forma                          $ 4,555,000                $ 5,308,000                 $ 6,330,000

Basic Earnings per share:
     As reported                        $      1.33                $      1.59                 $      1.85
     Pro forma                          $      1.32                $      1.55                 $      1.82

Diluted Earnings per share:
     As reported                        $      1.27                $      1.45                 $      1.66
    Pro forma                           $      1.26                $      1.41                 $      1.63

Weighted Average Basic Shares             3,456,399                  3,433,107                   3,480,580
Weighted Average Diluted Shares           3,613,824                  3,767,831                   3,877,709
Prior Year Reclassifications Certain prior year amounts have been reclassified to conform with the current year presentation. New Accounting Pronouncements During the year 2002 the Financial Accounting Standard Board issued the following accounting standards. SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123. This Statement amends FASB No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, it amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As of December 31, 2002, the Company has adopted the disclosure requirements of the Statement and continues to follow the intrinsic value method to account for stock-based employee compensation.

NOTE 2: INVESTMENT SECURITIES
An analysis of the investment security portfolio at December 31 follows:
In thousands                                                                   2002
                                                                              Gross             Gross         Estimated
                                                         Amortized       Unrealized        Unrealized              Fair
Available-for-sale                                            Cost            Gains              Loss             Value
                                                   ---------------------------------------------------------------------
Securities of U.S. Government Agencies                    $ 26,664          $   471               $ -          $ 27,135
Taxable Securities of State and
   Political Subdivisions                                   15,158              546                 -            15,704
Corporate Debt Securities                                   17,095              356                 -            17,451
                                                   ---------------------------------------------------------------------
     Total                                                  58,917            1,373                 -            60,290
Held-to-maturity
Obligations of State and Political Subdivisions             10,815              455                 -            11,270
                                                   ---------------------------------------------------------------------
     Total Investment Securities                          $ 69,732          $ 1,828               $ -          $ 71,560
                                                   =====================================================================

In thousands                                                                   2001
                                                                              Gross             Gross         Estimated
                                                         Amortized       Unrealized        Unrealized              Fair
Available-for-sale                                            Cost            Gains              Loss             Value
                                                        ---------------------------------------------------------------------
U.S. Treasury Securities                                   $ 9,160          $     -               $ 1          $  9,159
Securities of U.S. Government Agencies                      40,102              522                 -            40,624
Taxable Securities of State and
   Political Subdivisions                                   19,815              521                 -            20,336
Corporate Debt Securities                                    6,477               88                 -             6,565
                                                        ---------------------------------------------------------------------
     Total                                                  75,554            1,131                 1            76,684
Held-to-maturity
Obligations of State and Political Subdivisions             10,025              313                 -            10,338
                                                        ---------------------------------------------------------------------
     Total Investment Securities                          $ 85,579          $ 1,444               $ 1          $ 87,022
                                                        =====================================================================

In 2002, 2001, and 2000, the Corporation received proceeds from sale of available-for-sale investment securities of
$32,037,000, $29,819,000 and $3,200,000 respectively, and gains included in other noninterest income totaled $84,000,
$55,000 and $10,000 respectively.

The maturities of the investment security portfolio at December 31, 2002 follow:
                                                                                 Held-to-maturity
                                                                   -----------------------------------------------------
                                                                          Amortized    Estimated Fair     Effective
                                                                               Cost             Value         Yield
                                                                   -----------------------------------------------------
Within one year                                                            $  2,456          $  2,494          5.10%
After one-through-five years                                                  8,359             8,776          5.69%
Over five years through ten years                                                 -                 -             -
                                                                   -----------------------------------------------------
     Total                                                                 $ 10,815          $ 11,270          5.55%
                                                                   =====================================================

                                                                                Available-for-Sale
                                                                   -----------------------------------------------------
                                                                          Amortized    Estimated Fair     Effective
                                                                               Cost             Value         Yield
                                                                   -----------------------------------------------------
Within one year                                                            $ 29,505          $ 29,890          4.68%
After one-through-five years                                                 29,177            30,159          4.25%
Over five years through ten years                                               235               241          4.07%
                                                                   -----------------------------------------------------
     Total                                                                 $ 58,917          $ 60,290          4.46%
                                                                   =====================================================

At December 31, 2002 and 2001, securities with a book value of $14,321,000 and $11,118,000 respectively, were pledged to secure public deposits.  Market value of these same securities on those dates were $14,744,000 and $11,443,000 respectively.

NOTE 3: LOANS

The majority of the Bank’s loans are to customers in Contra Costa, Alameda and Santa Clara Counties and surrounding areas. Depending upon the type of loan, the Bank generally obtains a secured interest in the general assets of the borrower and/or in any assets being financed.

Outstanding loans by type were:                                                           December 31,
In thousands                                                                         2002                  2001
----------------------------------------------------------------------------------------------------------------
Real Estate Construction                                                        $  82,261             $  91,673
Commercial Real Estate                                                             72,332                47,028
Commercial                                                                         89,505                81,878
Installment                                                                        51,857                47,732
Leases                                                                             13,605                13,156
                                                                      ------------------------------------------
     Total                                                                        309,560               281,467
Less: Allowance for Credit Losses                                                  (5,977)               (5,403)
                                                                      ------------------------------------------
     Net Loans                                                                  $ 303,583             $ 276,064
                                                                      ==========================================

The following table provides further information on past-due and nonaccrual loans.

                                                                                     2002                  2001
                                                                      ------------------------------------------
Loans past due 90 days or more, still accruing interest                         $     328             $     257
Nonaccrual Loans                                                                      426                   846
                                                                      ------------------------------------------
     Total                                                                      $     754             $   1,103
                                                                      ==========================================

As of December 31, 2002 and 2001, the Corporation’s recorded investment in impaired loans was $754,000 and $1,103,000 respectively. As of December 31, 2002, and 2001, the Corporation had established a valuation allowance of $651,000 and $775,000 respectively, against impaired loans. The average recorded investment in impaired loans for 2002 and 2001 was $868,000 and $1,577,000 respectively.

As of December 31, 2002 and 2001, no loans were outstanding that had been restructured. No interest earned on nonaccrual loans that was recorded in income remains uncollected. Interest foregone on nonaccrual loans was approximately $82,000 in 2002, $354,000 in 2001, and $49,000 in 2000.

NOTE 4: ALLOWANCE FOR CREDIT LOSSES

In thousands                                                           For the Year Ended December 31,
                                                                  2002              2001               2000
                                                    --------------------------------------------------------
Total loans outstanding at end of period, before
     deducting allowance for credit losses                   $ 309,560         $ 281,467          $ 252,323
                                                    ========================================================

Average total loans outstanding during period                $ 279,890         $ 267,177          $ 231,991
                                                    ========================================================

Analysis of the allowance for credit losses:

Beginning Balance                                              $ 5,403           $ 5,042            $ 4,466
                                                    --------------------------------------------------------

Charge-offs:
     Commercial                                                    545             1,009                502
     Leases                                                        270               382                125
     Installment                                                    23                75                 34
                                                    --------------------------------------------------------
          Total Charge-Offs                                        838             1,466                661

Recoveries:
     Commercial                                                     82               138                 72
     Leases                                                        119                79                  8
     Installment                                                    11                10                  7
                                                    --------------------------------------------------------
          Total Recoveries                                         212               227                 87
                                                    --------------------------------------------------------

          Net Charge-Offs (Recoveries)                             626             1,239                574
                                                    --------------------------------------------------------

Provisions charged to expense                                    1,200             1,600              1,150
                                                    --------------------------------------------------------

Ending Balance                                                 $ 5,977           $ 5,403            $ 5,042
                                                    ========================================================

Ratio of net charge-offs (recoveries)
     to average total loans                                      0.22%             0.46%              0.25%
                                                    ========================================================

Ratio of allowance for credit losses
     to total loans at end of period                             1.93%             1.92%              2.00%
                                                    ========================================================

NOTE 5: Premises and Equipment
A summary of premises and equipment follows:

In thousands
                                                                                  December 31,
                                                                               2002          2001
                                                                     -----------------------------
Leasehold Improvements                                                      $ 1,801       $ 1,666
Furniture and Equipment                                                       4,646         4,589
Bank-owned Premises                                                           1,326         1,321
                                                                     -----------------------------
                                                                              7,773         7,576
Accumulated Depreciation and Amortization                                    (4,612)       (4,018)
                                                                     -----------------------------
Premises and Equipment, Net                                                 $ 3,161       $ 3,558
                                                                     =============================

The amount of depreciation and amortization included in occupancy and furniture and equipment expense was $658,000 in 2002, $665,000 in 2001, and $577,000 in 2000.

NOTE 6: COMPREHENSIVE INCOME

For the Bank, comprehensive income includes net income reported on the statements of income and changes in the fair value of its available-for-sale investments reported as a component of shareholders’ equity.

The components of other comprehensive income for the years ended December 31, 2002, 2001 and 2000 are as follows: In thousands

                                                             2002                 2001                   2000
--------------------------------------------------- -------------------- --------------------- ---------------------
Unrealized gain(loss) arising during the period,
net of tax                                                   $205                 $692                   $576
--------------------------------------------------- -------------------- --------------------- ---------------------
Reclassification adjustment for net realized
gains on securities available-for-sale included
in net income during the year, net of tax                      52                   34                      6

Net unrealized gain(loss) included in other
comprehensive income                                         $153                 $658                    $570
--------------------------------------------------- -------------------- --------------------- ---------------------

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and fair values of the Corporation’s financial instruments at December 31, 2002 and 2001. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than if a forced or liquidation sale.

In thousands                                                              2002
                                                                Carrying      Estimated Fair
                                                                  Amount               Value
                                                      ---------------------------------------
Cash and cash equivalents                                      $  23,029           $  23,029
Investment securities                                             71,105              71,560
Loans (net)                                                      303,583             311,644
Deposit liabilities                                              340,953             341,289
Federal Home Loan Bank borrowings                                 23,622              25,528

In thousands                                                              2001
                                                                Carrying      Estimated Fair
                                                                  Amount               Value
                                                      ---------------------------------------
Cash and cash equivalents                                      $  21,049           $  21,049
Investment securities                                             86,709              87,022
Loans (net)                                                      276,064             271,054
Deposit liabilities                                              340,469             343,762
Federal Home Loan Bank borrowings                                 12,955              13,625

The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments.

Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents and other liabilities.

Loans, net of lease financing receivable, are valued on the basis of estimated future receipts of principal and interest, discounted at current rates. Loan prepayments are assumed to occur at the same rate as in previous periods when interest rates were at levels similar to current levels. Future cash flows for homogeneous categories of consumer loans are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. The fair value of nonaccrual loans also is estimated on a present value basis, using higher discount rates appropriate to the higher risk involved. Fair value is also net of the allowance for credit losses which is a reasonable estimate of the valuation allowance needed to adjust computed fair values for credit quality of certain loans in the portfolio.

Investment securities are valued at quoted market prices, if available. For securities not quoted, the reported fair value is estimated on the basis of financial and other information.

Fair value of demand deposits and deposits with no defined maturity is taken to be the amount payable on demand at the reporting date. The fair value of fixed-maturity deposits is estimated using rates currently offered for deposits of similar remaining maturities. The intangible value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

The fair value of commitments to extend credit is estimated by using the fees currently charged to others to enter into similar agreements, taking into account the terms of the agreements, and the present creditworthiness of the counterparties. The fair value of commitments at December 31, 2002 and 2001 was immaterial.

NOTE 8: INCOME TAXES

The provisions for income taxes in 2002, 2001, and 2000 consist of the following:
Current                                                                 2002                2001                2000
                                                         ------------------------------------------------------------
  Federal                                                            $ 2,002             $ 2,125             $ 3,172
  State                                                                  759                 873               1,074
                                                         ------------------------------------------------------------
    Total Current                                                      2,761               2,998               4,246
                                                         ------------------------------------------------------------
Deferred
  Federal                                                                (83)                134                (487)
  State                                                                  (76)                 65                 (82)
                                                         ------------------------------------------------------------
    Total Deferred                                                      (159)                199                (569)
                                                         ------------------------------------------------------------
      TOTAL                                                          $ 2,602             $ 3,197             $ 3,677
                                                         ============================================================

The components of the net deferred tax assets of the Bank as of December 31, 2002 and 2001 were as follows:
Deferred Tax Assets:                                                                        2002                2001
                                                                             ----------------------------------------
  Allowance for credit losses                                                            $ 2,219             $ 2,025
  Employee benefits and other                                                                256                 228
  State taxes                                                                                234                 297
                                                                             ----------------------------------------
    Total deferred tax assets                                                              2,709               2,550
Deferred Tax Liabilities:
  Available-for-sale securities                                                             (519)               (430)
                                                                             ----------------------------------------
     Net Deferred Tax Assets                                                             $ 2,190             $ 2,120
                                                                             ========================================

The provisions for income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes.  The reasons for these differences are as follows:
                                                                        2002                2001                2000
                                                         ------------------------------------------------------------
Provision based on the statutory
  Federal rate of 34%                                                $ 2,445             $ 2,945             $ 3,438
Increases (reductions) in income taxes resulting from:
  State franchise taxes, net of
    Federal income tax benefit                                           514                 626                 723
Non-taxable interest income                                             (499)               (449)               (282)
Other                                                                    142                  75                (202)
                                                         ------------------------------------------------------------

      TOTAL                                                          $ 2,602             $ 3,197             $ 3,677
                                                         ============================================================

The 2002 and 2001 current tax provision does not reflect the deduction for tax purposes of non-qualified stock options exercised by directors.  The benefit of the tax deduction is reflected as a direct increase to equity in the amount of $479,000 and $299,000 respectively and a decrease of taxes payable of $479,000 and $299,000 respectively.

NOTE 9: STOCK OPTIONS

In 2000, the Board of Directors of the Corporation adopted the 2000 Stock Option Plan, approved by shareholders in 2000, authorizing the issuance of up to 15% of the Corporation’s issued and outstanding shares. Under the 2000 Stock Option Plan, options to purchase shares of the Corporation’s common stock may be granted to certain key employees or directors. The options may be incentive stock options or nonqualified stock options. If incentive options are granted, the exercise price of the options will be the fair market value of the shares on the date the option is granted. The exercise price of nonqualified stock options to be granted can be below the fair market value of the shares at the grant date. To date, all options granted have been at the fair market value of the shares at the grant date and are nontransferable and are exercisable in installments.

As of December 31, 2002, 456,748 shares were available for future grant. The options are fully vested in either four or five years, depending on the terms granted, and expire after ten years.

A summary of the status of the Corporation’s stock option plan at December 31, 2002, 2001, and 2000, which presents changes during the years then ended, is presented in the table below. Figures have been adjusted to reflect the 10% stock dividend given in July 2002, June 2001 and in July 2000.

                                                        Weighted                   Weighted                   Weighted
                                                         Average                    Average                    Average
                                               2002     Exercise          2001     Exercise           2000    Exercise
                                             Shares        Price        Shares        Price         Shares       Price
                                      ---------------------------------------------------------------------------------
Outstanding at beginning of year            448,682      $  5.85       544,751      $  4.95        680,262     $  4.19
Granted                                      31,925      $ 20.50        34,045      $ 18.63         25,955     $ 16.81
Exercised                                   344,530      $  2.70       101,110      $  3.25        158,245     $  3.44
Forfeited                                    11,859      $ 18.06        29,004      $ 14.37          3,221     $ 14.37
                                      --------------                                        ---------------
Outstanding at end of year                  124,218      $ 17.19       448,682      $  5.85        544,751     $  4.95
                                      ==============             ==============             ===============
Exercisable at end of year                   54,082      $ 15.03       383,801      $  3.94        474,618     $  3.66
                                      ==============             ==============             ===============
Weighted average fair value of
     options granted during the year                     $  9.26                    $  8.84                    $  7.57

The fair value of each option grant in 2002, 2001, and 2000, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000: risk-free rate of 4.88% for 2002, 5.21% for 2001 and 5.17% for 2000, no expected dividend yield, expected life of 8 years and expected volatility of 25.76% in 2002, 30.23% in 2001 and 33.14% in 2000.

The following table summarizes information about stock options outstanding at December 31, 2002.

                                                         Options
                                                    Outstanding:                         Options
                                                        Weighted      Weighted      Exercisable:        Weighted
                  Range of           Number              Average       Average            Number         Average
                  Exercise      Outstanding     Contractual Life      Exercise       Exercisable        Exercise
                    Prices      at 12/31/02      Remaining Years         Price       at 12/31/02           Price
     ---------------------- ---------------- -------------------- ------------- ----------------- ---------------
        $14.37  -  $22.84           124,218                 8.45        $17.19            54,082          $15.03

NOTE 10: COMMITMENTS AND CONTINGENCIES

As of December 31, 2002 the approximate future minimum net rental payments under non-cancelable operating leases for premises were as follows: In thousands

          Year                         Amount
---------------               ----------------
          2003                        $ 1,252
          2004                          1,255
          2005                          1,181
          2006                            947
          2007                            879
    Thereafter                          7,002
---------------               ----------------
         Total                        $12,516
===============               ================

Rental expense for premises under operating leases included in occupancy expense was $972,000, $911,000, and $638,000, in 2002, 2001, and 2000 respectively. Minimum rentals may be adjusted for increases in the lessors’ operating costs and/or increases in the Consumer Price Index.

At December 31, 2002, the Bank had outstanding approximately $183,802,000 in undisbursed loan commitments and $985,000 in standby letters of credit, which are not reflected in the accompanying consolidated balance sheets. Management does not anticipate any material losses to result from these transactions.

NOTE 11: DEFINED CONTRIBUTION PLAN

Substantially all eligible, salaried employees of the Corporation are covered by the Bank of Walnut Creek Employee Stock Ownership and Savings Plan, a defined contribution plan. Employees may, up to prescribed limits, contribute to the plan. Portions of such contributions are matched by the Corporation. The Corporation also may elect to make a discretionary contribution to the plan based on the Corporation’s earnings. The expense for this plan, for both matching and discretionary contributions, was $298,000, $359,000, and $374,000 in 2002, 2001, and 2000, respectively. Amounts vary from year to year based on such factors as employees entering and leaving the plan, profits earned by the Corporation, and variances of estimates from the final results.

NOTE 12: OTHER NONINTEREST EXPENSE

Other noninterest expense is comprised of the following:
In thousands
                                                  2002           2001          2000
                                         -------------------------------------------
Data Processing                                $   753        $   596       $   532
Professional Fees                                  625            532           500
Business Development & Education                   368            488           448
Telephone and Postage                              441            397           356
Supplies                                           271            305           251
Marketing                                          359            388           298
Regulatory Fees                                     85             93            86
Other                                            1,817          1,695         1,586
                                         -------------------------------------------
Total                                          $ 4,719        $ 4,494       $ 4,057
                                         ===========================================

NOTE 13: RESTRICTIONS ON SUBSIDIARY TRANSACTIONS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Corporation without prior approval from regulatory authorities. The limitations for a given year equal the lesser of the Bank’s net profits (as defined in the regulations) for the current year, combined with the retained net profits for the preceding two years or the Bank’s retained earnings. Under these restrictions, $15,447,000 of the Bank’s retained earnings were available for dividends at December 31, 2002.

The Bank is subject to certain restrictions under the Federal Reserve Act, including restrictions on the extension of credit to affiliates. In particular, the Corporation is prohibited from borrowing from the Bank, unless the loans are secured by specified types of collateral. Such secured loans and other advances from the Bank are limited to 10% of the Bank’s shareholders’ equity. Under these provisions, secured loans and advances to the Corporation were limited to $4,077,000 as of December 31, 2002. The Corporation has never received such extensions of credit by the Bank.

NOTE 14: PARENT-COMPANY-ONLY CONDENSED FINANCIAL INFORMATION

A summary of the financial statements of BWC Financial Corp.- parent-company-only follows:
In thousands                                                                     December 31,
Summary Balance Sheets                                             2002                               2001
                                                        ---------------------------------------------------
Assets
Cash on Deposit with the Bank                                  $    598                           $  1,160
Investment in the Bank                                           40,771                             36,063
Investment in BWC Real Estate                                       630                              1,029
                                                        ----------------                  -----------------
     Total Assets                                              $ 41,999                           $ 38,252
                                                        ================                  =================

Shareholders' Equity
Common Stock                                                   $ 32,575                           $ 27,160
Retained Earnings                                                 9,424                             11,092
                                                        ----------------                  -----------------
     Total Shareholders' Equity                                $ 41,999                           $ 38,252
                                                        ================                  =================

Summary Statements of Income                                           For the year ended December 31,
                                                                   2002              2001             2000
                                                        ---------------------------------------------------
Expenses - General and Administrative                          $    138           $    83          $    89
                                                        ---------------------------------------------------

Loss before income taxes and
     equity in net income of Subsidiaries                          (138)              (80)             (89)
Income tax benefit                                                   49                30               34

Equity in earnings of subsidiaries
     Distributed:
          Bank                                                        -             3,000            1,000
          BWC Real Estate                                         1,000                 -              500
     Undistributed:
          Bank                                                    4,076             2,083            5,287
          BWC Real Estate                                          (399)              431             (297)
                                                        ---------------------------------------------------
Net Income                                                      $ 4,588           $ 5,464          $ 6,435
                                                        ===================================================

Summary Statements of Cash Flows                                      For the year ended December 31,
Operating activities:                                              2002              2001             2000
                                                        ---------------------------------------------------
Net Income                                                      $ 4,588           $ 5,464          $ 6,435
Adjustments to reconcile net income
     to net cash used by operating activities:
Equity in undistributed net income
     of Subsidiaries                                             (3,677)           (2,514)          (4,990)
          Net Cash Provided(Used) by
          Operating Activities:                                     911             2,950            1,445
                                                        ---------------------------------------------------

Financing Activities:
Proceeds from issuance of common stock                              928               329              816
Cash paid in lieu of fractional shares                               (5)               (5)              (2)
Shares repurchased by the Corporation                            (2,396)           (2,704)          (3,387)
                                                        ---------------------------------------------------
          Net Cash Provided(Used) by
          Financing Activities                                   (1,473)           (2,380)          (2,573)
                                                        ---------------------------------------------------
Increase(Decrease) in Cash                                         (562)              570           (1,128)

Cash on Deposit with the Bank:
Beginning of year                                                 1,160               590            1,718
                                                        ---------------------------------------------------
End of year                                                     $   598           $ 1,160          $   590
                                                        ===================================================

NOTE 15: REGULATORY MATTERS

The Corporation and the Bank are subject to various regulatory capital requirements administered by Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of the Corporation and the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation’s and the Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital to risk-weighted assets and of Tier I Capital to average assets (as defined). Management believes that the Corporation and the Bank, as of December 31, 2002 meet all capital adequacy requirements to which they are subject.

As of December 31, 2002 the most recent notification from FDIC categorized the Corporation and the Bank as “Well Capitalized” under the regulatory framework for prompt corrective action. To be categorized as “Well Capitalized” the Corporation and the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Corporation’s or Bank’s category.

The Corporation’s and Bank’s actual capital amounts and ratios are presented in the following table:

                                                                       Minimum Capital                Minimum
                                                                Actual        Adequacy                for Well
                                                 Amount          Ratio    Requirements             Capitalized
                                             ---------------------------------------------------------------------------
As of December 31, 2002
Total Capital (to Risk Weighted Assets)
     Consolidated:                                   $45,653    12.70%         $28,755     8.0        $35,944    10.0
     Bank of Walnut Creek:                           $44,424    12.37%         $28,731     8.0        $35,913    10.0

Tier 1 Capital (to Risk Weighted Assets)
     Consolidated:                                   $41,145    11.45%         $14,377     4.0        $21,566     6.0
     Bank of Walnut Creek:                           $39,916    11.11%         $14,365     4.0        $21,548     6.0

Tier 1 Capital (to Average Assets)
     Consolidated:                                   $41,145    10.04%         $16,392     4.0        $20,490     5.0
     Bank of Walnut Creek:                           $39,916     9.77%         $16,340     4.0        $20,424     5.0

As of December 31, 2001
Total Capital (to Risk Weighted Assets)
     Consolidated:                                   $41,591    11.57%         $28,755     8.0        $35,944    10.0
     Bank of Walnut Creek:                           $39,399    10.97%         $28,731     8.0        $35,913    10.0

Tier 1 Capital (to Risk Weighted Assets)
     Consolidated:                                   $37,551    10.45%         $14,377     4.0        $21,566     6.0
     Bank of Walnut Creek:                           $35,361     9.85%         $14,365     4.0        $21,548     6.0

Tier 1 Capital (to Average Assets)
     Consolidated:                                   $37,551     9.16%         $16,392     4.0        $20,490     5.0
     Bank of Walnut Creek:                           $35,361     8.66%         $16,340     4.0        $20,424     5.0

NOTE 16: BUSINESS SEGMENTS

The Corporation is principally engaged in community banking activities through its eight Bank branches. In addition to its community banking activities, the Corporation provides mortgage brokerage services through its joint venture, BWC Mortgage Services. These activities are monitored and reported by Corporation management as a separate operating segment. The separate banking offices have been aggregated into a single reportable segment, Community Banking. The other operating segments do not meet the prescribed aggregation or materiality criteria and therefore are reported as “All Other” in the following table.

The Corporation’s community banking segment provides loans, leases and lines of credit to local businesses and individuals. This segment also derives revenue by investing funds that are not loaned to others in the form of loans, leases or lines of credit, into investment securities. The business purpose of BWC Mortgage Services is the origination and placement of long-term financing for real estate mortgages.

Summarized financial information for the years ended December 31, 2002, 2001, and 2000 concerning the Corporation’s reportable segments is shown in the following table.

                                                Community         Mortgage
                 2002                             Banking         Services      All Other     Adjustments           Total
--------------------------------------------------------------------------------------------------------------------------
Total Interest Income                           $  25,418           $    4                       $     (6)      $  25,416
Commissions Received                                                 7,844                                          7,844
Total Interest Expense                              5,007                3                             (7)          5,003
Salaries & Benefits                                 8,531              893                                          9,424
Commissions Paid                                                     5,479                                          5,479
Segment Profit before Tax                           6,309            1,940            (89)           (970)          7,190
Total Assets (at December 31)                   $ 409,164           $  875          $ 835        $ (1,408)      $ 409,466
--------------------------------------------------------------------------------------------------------------------------

                                                Community         Mortgage
                 2001                             Banking         Services      All Other     Adjustments           Total
--------------------------------------------------------------------------------------------------------------------------
Total Interest Income                            $ 30,886           $    5                       $    (12)      $  30,879
Commissions Received                                                 5,909                                          5,909
Total Interest Expense                              8,597                5                            (11)          8,591
Salaries & Benefits                                 8,260              688                                          8,948
Commissions Paid                                                     4,084                                          4,084
Segment Profit before Tax                           8,016            1,390            (50)           (695)          8,661
Total Assets (at December 31)                   $ 394,795           $  740        $ 1,120        $ (1,598)      $ 395,057
--------------------------------------------------------------------------------------------------------------------------

                                                Community         Mortgage
                 2000                             Banking         Services      All Other     Adjustments           Total
--------------------------------------------------------------------------------------------------------------------------
Total Interest Income                           $  32,129           $   21                         $  (12)      $  32,138
Commissions Received                                                 3,315                                          3,315
Total Interest Expense                              9,126               25                            (12)          9,139
Salaries & Benefits                                 8,187              425                                          8,612
Commissions Paid                                                     2,226                                          2,226
Segment Profit before Tax                           9,840              654            (55)           (327)         10,112
Total Assets (at December 31)                   $ 350,299           $  426          $ 652          $ (864)      $ 350,513
--------------------------------------------------------------------------------------------------------------------------

NOTE 17: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

In thousands except share and per share amounts
2002                                                    March 31,         June 30,    September 30,      December 31,
                                                 ---------------------------------------------------------------------
Interest income                                           $ 6,628          $ 6,244          $ 6,249           $ 6,295
Interest expense                                            1,382            1,269            1,242             1,110
                                                 ---------------------------------------------------------------------
   Net interest income                                      5,246            4,975            5,007             5,185
Provision for credit losses                                   300              300              300               300
Noninterest income                                          2,395            2,373            2,944             3,980
Noninterest expense                                         5,428            5,210            5,664             6,443
BWC Mortgage Services - Minority Interest                     190              171              274               335
                                                 ---------------------------------------------------------------------
   Income before income taxes                               1,723            1,667            1,713             2,087
Provision for income taxes                                    642              606              609               745
                                                 ---------------------------------------------------------------------
   Net income                                             $ 1,081          $ 1,061          $ 1,104           $ 1,342
                                                 =====================================================================
Earnings per common share:
   Basic                                                  $  0.32          $  0.31          $  0.32           $  0.38
   Diluted                                                $  0.30          $  0.29          $  0.31           $  0.37
Weighted Average Basic Shares                           3,382,694        3,401,998        3,480,458         3,560,447
Weighted Average Diluted Share
   Equivalents Related to Options                         249,358          210,536          118,229            51,574
Weighted Average Diluted Shares                         3,632,052        3,612,534        3,598,687         3,612,021

2001                                                    March 31,         June 30,    September 30,      December 31,
                                                 ---------------------------------------------------------------------
Interest income                                           $ 8,226          $ 7,810          $ 7,652           $ 7,191
Interest expense                                            2,576            2,307            2,098             1,610
                                                 ---------------------------------------------------------------------
   Net interest income                                      5,650            5,503            5,554             5,581
Provision for credit losses                                   375              375              400               450
Noninterest income                                          1,972            2,166            2,128             2,788
Noninterest expense                                         4,726            5,360            4,819             5,481
BWC Mortgage Services - Minority Interest                     136              166              153               240
                                                 ---------------------------------------------------------------------
   Income before income taxes                               2,385            1,768            2,310             2,198
Provision for income taxes                                    902              654              837               804
                                                 ---------------------------------------------------------------------
   Net income                                             $ 1,483          $ 1,114          $ 1,473           $ 1,394
                                                 =====================================================================
Earnings per common share:
   Basic                                                  $  0.43          $  0.33          $  0.43           $  0.41
   Diluted                                                $  0.39          $  0.29          $  0.39           $  0.38
Weighted Average Basic Shares                           3,466,634        3,420,465        3,434,877         3,410,452
Weighted Average Diluted Share
   Equivalents Related to Options                         368,133          359,841          320,142           290,780
Weighted Average Diluted Shares                         3,834,766        3,780,306        3,755,018         3,701,232

All share and per-share amounts give effect to the 10% stock dividend in July, 2002 and June 2001.

MOSS ADAMS LLP
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of BWC Financial Corp.:

We have audited the accompanying consolidated balance sheets of BWC Financial Corp. (a California corporation) and Subsidiaries (the Corporation) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BWC Financial Corp. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

MOSS ADAMS LLP

Stockton, California
January 23, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

The following is a summary of selected consolidated financial data for the five years ended December 31, 2002.  The summary is followed by management's discussion and analysis of the significant changes in income and expense presented therein.  This information should be read in conjunction with the consolidated financial statements and notes related thereto appearing elsewhere in this report.

In thousands except share and per share amounts
Summary of Earnings                                   2002           2001            2000           1999            1998
                                           ------------------------------------------------------------------------------
Interest Income                                  $  25,416      $  30,879       $  32,138      $  24,784       $  21,862
Interest Expense                                     5,003          8,591           9,139          6,625           6,774
                                           ------------------------------------------------------------------------------
     Net Interest Income                            20,413         22,288          22,999         18,159          15,088
Provision for Credit Losses                          1,200          1,600           1,150            600             825
                                           ------------------------------------------------------------------------------
Net Interest Income after Provision
     for Credit Losses                              19,213         20,688          21,849         17,559          14,263
Noninterest Income                                  11,692          9,054           5,885          6,102           5,955
Noninterest Expense                                 22,745         20,386          17,295         15,469          12,762
Minority Interest                                      970            695             327            350             549
                                           ------------------------------------------------------------------------------
Income before Income Taxes                           7,190          8,661          10,112          7,842           6,907
Provision for Income Taxes                           2,602          3,197           3,677          3,046           2,679
                                           ------------------------------------------------------------------------------
     Net Income                                   $  4,588      $   5,464       $   6,435      $   4,796       $   4,228
                                           ==============================================================================
Diluted Earnings Per Share (1)                    $   1.27      $    1.45       $    1.66      $    1.21       $    1.09
Weighted Average Diluted Shares (1)              3,613,824      3,767,831       3,877,709      3,960,501       3,895,076
Book Value Per Diluted Share (1)                    $11.62         $10.15           $8.82          $7.43           $6.25

Summary Balance Sheets at December 31
Cash and Due from Banks                          $  20,993      $  15,016       $  20,684      $  12,593       $  14,345
Federal Funds Sold                                   2,000          6,000           3,268             --           2,300
Other Short-term Investments                            36             33             520             25              35
Investment Securities                               71,105         86,709          67,945         65,456          59,247
Loans, Net                                         303,583        276,064         247,281        209,493         183,058
Other Assets                                        11,749         11,235          10,815          9,164           5,914
                                           ------------------------------------------------------------------------------
     Total Assets                                $ 409,466      $ 395,057       $ 350,513      $ 296,731       $ 264,899
                                           ==============================================================================

Noninterest-bearing Deposits                     $  99,175      $  87,172       $  88,143      $  76,958       $  69,783
Interest-bearing Deposits                          241,778        253,297         221,493        181,711         168,357
Federal Funds Purchased                                 --             --              --          5,350              --
Other Borrowed Funds                                23,622         12,955           2,424            550              --
Other Liabilities                                    2,892          3,381           4,242          2,733           2,416
Shareholders' Equity                                41,999         38,252          34,211         29,429          24,343
                                           ------------------------------------------------------------------------------
     Total Liabilities and
     Shareholders' Equity                        $ 409,466      $ 395,057       $ 350,513      $ 296,731       $ 264,899
                                           ==============================================================================

(1) All share and per-share amounts give effect to the 10% stock dividend in July, 2002, June 2001, August 2000, the 2-for-1 split of July 1998 and the 10% stock dividends given in February 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS

Forward-Looking Statements

Except for historical financial information contained herein, certain matters discussed in the Annual Report of BWC Financial Corp. constitute “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to risks and uncertainties that may cause actual future results to differ materially. Such risks and uncertainties with respect to BWC Financial Corp., Bank of Walnut Creek and BWC Real Estate, include, but are not limited to, those related to the economic environment, particularly in the areas in which the Company and the Banks operate, competitive products and pricing, loan delinquency rates, fiscal and monetary policies of the U.S. government, changes in governmental regulations affecting financial institutions, including regulatory fees and capital requirements, changes in prevailing interest rates, acquisitions and the integration of acquired businesses, credit risk management and asset/liability management, the financial and securities markets, and the availability of and costs associated with sources of liquidity.

General
2002

This past year has proved to be an interest rate challenge with the prime rate at 4.75% until November, when it was lowered again, to end the year at 4.25%, a 40 year low. Our Corporation is, and always has been, asset sensitive. This means that our interest earning assets are re-priced faster then the supporting interest bearing liabilities. As a result, in a dropping rate environment, the Corporation’s net interest margin is compressed with a corresponding decrease in net interest income. This is reflected in the lower earnings this year as compared to 2001. If interest rates remain at the current historic lows during 2003, and the economy does not respond with material growth, 2003 will also prove to be a year of challenge for earnings growth.

BWC Financial Corp. had a modest growth of 4%, or approximately $14 million, in total assets from the prior year. Total deposits remained at about the same levels as the prior year; however, loan growth was up approximately 10%. Net income was down 16% or $876,000 less than 2001 as a result of low interest rates.

The Corporation’s mortgage brokerage joint venture, BWC Mortgage Services, had their most successful year ever. This was in large part due to the low interest rates and the correspondingly strong real estate and refinancing market.

Net Income

Net income in 2002 was $4,588,000, which reflects a return on average assets of 1.13% and a return on average equity of 11.59%. The Corporation’s average earning assets increased $26,216,000, or 7%, during 2002 as compared to 2001.

During 2001, the Corporation’s net income was $5,464,000, which represented a return on average assets of 1.45% and a return on average equity of 14.97%. The Corporation’s average earning assets increased $49,159,000, or 16% during 2001 as compared to 2000.

Net income in 2000 was $6,435,000, which represented a 1.97% return on average assets and a return on average equity of 20.45%.

Net Interest Income

Interest income represents interest earned by the Corporation on its portfolio of loans and investment securities. Interest expense represents interest paid to the Corporation’s depositors, as well as the temporary borrowing of Fed Funds on an occasional overnight basis. Net interest income is the difference between interest income on earning assets, and interest expense on deposits and other borrowed funds. The volume of loans and deposits and interest-rate fluctuations resulting from various economic conditions may significantly affect net interest income.

Total interest income in 2002 decreased $5,463,000 as compared to 2001. This was related in total to the drop in interest rates. Analysis of the influence rates had on interest income showed that interest income was approximately six and one-half million dollars less in 2002 than would have been earned using the rates in effect during 2001.

Total interest expense in 2002 decreased $3,588,000 from 2001. This was also related in total to the drop in interest rates. Analysis of the influence rates had on interest expense showed that interest expense was approximately four million dollars less in 2002 than would have been expensed using the rates in effect during 2001.

Based on the above factors affecting interest income and interest expense, net interest income decreased $1,875,000 during 2002 as compared to 2001. Had the same rates been in effect during 2002 as were experienced in 2001, the net interest income of the Corporation would have increased by approximately $2,300,000.

Total interest income in 2001 decreased $1,259,000 as compared to 2000. This was related in total to the drop in interest rates. Analysis of the influence rates had on interest income showed that interest income was over five million dollars less in 2001 than would have been earned using the rates in effect during 2000.

Total interest expense in 2001 decreased $548,000 from 2000. This was also related in total to the drop in interest rates. Analysis of the influence rates had on interest expense showed that interest expense was approximately two million dollars less in 2001 than would have been expensed using the rates in effect during 2000.

Based on the above factors affecting interest income and interest expense, net interest income decreased $711,000 during 2001 as compared to 2000. Had the same rates been in effect during 2001 as were experienced in 2000, the net interest income of the Corporation would have increased by over three million dollars.

Net Interest Margin

Net interest margin is the ratio of net interest income divided by average earning assets.

The Corporation’s net interest margin for 2002 averaged 5.43%, which represents a .93% decrease from the margin earned during 2001. During 2002 the prime rate averaged 4.68%, or 1.68% less than during 2001.

The Corporation’s net interest margin for 2001 averaged 6.36%, which represents a 1.25% decrease from the margin earned during 2000. During 2001 the prime rate averaged 6.92%, or 2.32% less than during 2000.

Provision for Credit Losses

An allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably estimated and is in accordance with SFAS 5. The allowance is increased by provisions charged to expense and reduced by net charge-offs. Management continually evaluates the economic climate, the performance of borrowers, and other conditions to determine the adequacy of the allowance.

The ratio of the allowance for credit losses to total loans as of December 31, 2002 was 1.93%, as compared to 1.92% for the period ending December 31, 2001. The Corporation’s ratios for both periods are considered adequate to provide for losses inherent in the loan portfolio.

The Corporation performs a quarterly analysis of the adequacy of its allowance for credit losses. As of December 31, 2002 the Corporation had $4,485,000 in allocated reserves and $1,492,000 in unallocated reserves. As of December 31, 2001 the Corporation had $5,216,000 in allocated reserves and $187,000 in unallocated reserves. The Corporation’s management believes that the amount of unallocated reserves is reasonable due to the growth of the Bank’s loan portfolio and the new credit products that have been introduced. In the past few years, the Bank has opened a Leasing Division a Small Business Administration lending program and a Commercial Real Estate lending program. The Bank has a high concentration of credit in single family Construction Real Estate lending. The uncertainties associated with the new products, coupled with the Bank’s traditionally strong construction concentration are considered in determining the allowance.

The Corporation had net charge-offs of $626,000 during 2002 as compared to net charge-offs of $1,239,000 during the comparable period in 2001.

Noninterest Income
2002 vs. 2001

Total noninterest income in 2002 was $2,638,000 greater than earned in 2001. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for $2,393,000 of the increase in noninterest income from 2001. With the low interest rates that prevailed in 2001, mortgage financing and refinancing activities were at an all-time high.

For Bank of Walnut Creek, income from service charges increased $154,000 between the respective periods. Other noninterest income from various sources was up $62,000 from the prior year. Gains on security transactions were $84,000 in 2002 as compared to $55,000 the prior year.

2001 vs. 2000

Total noninterest income in 2001 was $3,169,000 greater than earned in 2000. The noninterest income of the Corporation includes BWC Mortgage Services commissions and their other operating income. The noninterest income associated with BWC Mortgage Services accounted for $2,955,000 of the increase in noninterest income from 2000. With the low interest rates that prevailed in 2001, mortgage financing and refinancing activities were at an all-time high.

For Bank of Walnut Creek, income from service charges decreased $16,000 between the respective periods, due to a reduction in income from NSF charges assessed in 2001 as compared to 2000. Other noninterest income from various sources was up $185,000 from the prior year. Gains on security transactions of $55,000 in 2001 as compared to $10,000 the prior year were due primarily to gains on agency securities, which were called during 2001. Calls are made when the issuing agency can refinance the bonds at lower rates of interest.

Noninterest Expense
2002 vs. 2001

Total noninterest expense in 2002 increased $2,359,000 over that of 2001. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $1,626,000 in 2002 as compared to 2001.

Salaries and related benefits reflect an increase of $476,000 over that of 2001. Of this approximately $200,000 originated from BWC Mortgage Services, and the remainder was from the Bank and related to salary and merit increases on existing staff plus material increases in medical insurance premiums. Full time equivalents (FTE) in the Bank averaged approximately 120 during both 2002 and 2001.

Total occupancy expense increased $138,000 between the respective periods. This reflects increases in operating leases and costs of other office space based on terms contained in lease contracts.

Furniture and equipment expense decreased $106,000 from the previous year, which is partly a reflection of complete amortization of equipment which continues to be in use and a reduction in maintenance and repair expense on equipment.

Other operating expenses increased $225,000 over the comparable expenses in 2001. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities. The largest segment of increase is in the Corporation’s technology investment. This includes the introduction of image statements and checks, the support of internet banking service including bill pay services and on-line check images, plus other information technology investments.

2001 vs. 2000

Total noninterest expense in 2001 increased $3,091,000 over that of 2000. The noninterest expense of the Corporation includes BWC Mortgage Services sales commissions and their other operating expenses. The growth and activities associated with BWC Mortgage Services accounted for an increase in noninterest expense of $1,884,000 in 2001 as compared to 2000.

For Bank of Walnut Creek, officer and staff salaries reflect an increase of $336,000 over that of 2000. The increase between the two periods was related to salary and merit increases on existing staff and to staff number increases. Due to expansion of the Bank’s branch office network, and growth and expansion in departments, full time equivalents (FTE) in the Bank averaged 120 as compared to 114 during 2000.

Total occupancy expense increased $275,000 between the respective periods. This is partly related to the new office in San Jose, which opened in March 2001, renewal at market rates of our Pleasanton facilities which had been under a favorable sublease, and to the new master lease that was obtained on our headquarters building in Walnut Creek. It also reflects increases in operating leases and costs of other office space based on terms contained in lease contracts.

Furniture and equipment expense increased $159,000 from the previous year, related primarily to the opening of our San Jose office, remodeling and additions to our computer facilities, installation of new check and statement imaging equipment, and expanded operations.

Other operating expenses increased $437,000 over the comparable expenses in 2000. Most categories of operating expenses experienced increases, reflecting the growth and expansion of the Corporation and its activities, the introduction of our internet banking service in early 2001, and other information technology investments.

Capital Adequacy

The Federal Deposit Insurance Corporation (FDIC) has established risk-based capital guidelines requiring banks to maintain certain ratios of “qualifying capital” to “risk-weighted assets”. Under the guidelines, qualifying capital is classified into two Tiers, referred to as Tier 1 (core) and Tier 2 (supplementary) capital. Currently, the Bank’s Tier 1 capital consists of shareholders’ equity, while Tier 2 capital consists of the eligible allowance for credit losses. The Bank has no subordinated notes or debentures included in its capital. Risk-weighted assets are calculated by applying risk percentages specified by the FDIC to categories of both balance-sheet assets and off-balance-sheet assets.

The Bank’s Tier 1 and Total (which included Tier 1 and Tier 2) risk-based capital ratios surpassed the regulatory minimum of 8% at December 31, for both 2002 and 2001.

The FDIC also has a leverage ratio requirement. This ratio supplements the risk-based capital ratios and is defined as Tier 1 capital divided by the quarterly average assets during the reporting period. The requirement established a minimum leverage ratio of 3% for the highest-rated banks.

The Bank’s leverage ratio surpassed the regulatory minimum of 3% at December 31, for both 2002 and 2001.

See Footnote 15 of the Consolidated Financial Statements.

Liquidity

The objective of liquidity management is to ensure the cash flow requirements of depositors and borrowers, as well as the operating cash needs of the Corporation, are met, taking into account all on- and off-balance sheet funding demands. Liquidity management also includes ensuring cash flow needs are met at a reasonable cost. Liquidity risk arises from the possibility the Corporation may not be able to satisfy current or future financial commitments, or the Corporation may become unduly reliant on alternative funding sources. The Corporation maintains a liquidity risk management policy to address and manage this risk. The policy identifies the primary sources of liquidity, establishes procedures for monitoring and measuring liquidity, and establishes minimum liquidity requirements which comply with regulatory guidance. The policy also includes a contingency funding plan to address liquidity needs in the event of an institution-specific or a systemic financial market crisis. The liquidity position is continually monitored and reported on monthly to the Asset/Liability Management Committee.

Funds are available from a number of sources, including the securities portfolio, the core deposit base, the capital markets, the Federal Home Loan Bank, the Federal Reserve Bank, and through the sale and securitization of various types of assets. Funding sources did not change significantly during 2002. Core deposits, the most significant source of funding, comprised approximately 77% of funding in both 2002 and 2001.

At the financial holding company level, the Corporation uses cash to repurchase common stock and pay for professional services and miscellaneous expenses. The main sources of funding for the holding company include dividends and returns of investment from its subsidiaries.

During the past three years, the primary source of funding for the holding company has been receipts from stock options exercised, dividends, and returns of investment from its subsidiaries. During 2002, 2001, and 2000, stock options exercised generated cash to the Corporation of $928,000, $329,0000, and $495,000 respectively. Based on the current level of options outstanding, future cash-flows from this source are expected to diminish. The subsidiaries of the Corporation declared dividends to the holding company in 2002, 2001, and 2000 of $1,000,000, $3,000,000, and $1,500,000 respectively. The subsidiaries also provided liquidity to the Corporation in the form of returns of capital during 2002, 2001, and 2000 of $4,678,000, $5,514,000, and $6,490,000 respectively. As of January 1, 2003, the amount of dividends the bank subsidiary can pay to the parent company without prior regulatory approval was $15,447,000, versus $15,967,000 at January 1, 2002. As discussed in Note 13 to the consolidated financial statements, the subsidiary bank is subject to regulation and, among other things, may be limited in their ability to pay dividends or transfer funds to the holding company. Accordingly, consolidated cash flows as presented in the consolidated statements of cash flows in note 14, may not represent cash immediately available to the holding company.

Cash, investment securities, and other temporary investments represent 23% of total assets at December 31, 2002 and 27% of total assets at December 31, 2001.

The Corporation’s management has an effective asset and liability management program, and carefully monitors its liquidity on a continuing basis. Additionally, the Corporation has available from correspondent banks, Federal Fund lines of credit totaling $15,000,000. In addition, the Corporation has a $2,000,000 secured borrowing line with the Federal Home Loan Bank and a $1,000,000 secured borrowing line with the Federal Reserve Bank.

Application of Critical Accounting Policies

The Corporation’s consolidated financial statements are prepared in accordance with generally accepted accounting principles and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

The most significant accounting policies followed by the Corporation are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management’s estimate of probable credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheet. Note 1 to the consolidated financial statements describes the methodology used to determine the allowance for loan losses and a discussion of the factors driving changes in the amount of the allowance for loan losses is included in Note 4.

Lease financing receivables may include a residual value component, and may contain some risk associated with the valuation of leased asset residuals. Most of the Corporation’s lease receivables carry a nominal residual of $1, however, on some, a 10% residual of the original purchase price is applied, which management estimates to represent a conservative amount. At the end of the lease term, the lessee may have the option to buy the equipment at the residual price, or return it. The resale value of equipment returned may exceed or be less than the amount of residual taken. The Corporation lease portfolio contains no automobile financings. As of December 31, 2002 the Corporation’s lease financing residual value was $569,000 against lease receivables of $13,605,000.

Any material effect on the financial statements related to these critical accounting areas is also discussed in this financial review.

Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements

The following table presents, as of December 31, 2002, the Corporation’s significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar carrying value adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

                                                              Payments Due In
                                             ----------------------------------------------------
                                        Note         One Year               1-5           Over 5
(Thousands)                        Reference          or Less             Years            Years            Total
------------------------------------------------------------------------------------------------------------------
Deposits without a
  stated maturity *                                 $  76,525         $ 214,269         $      -        $ 290,794
Time deposits <$100,000                                22,745             3,342                -           26,087
Time deposits >$100,000                                19,972             4,100                -           24,072
FHLB Borrowings                            1              602             7,252           15,768           23,622
Operating leases                          10            1,252             4,262            7,002           12,516

* Duration analysis of these deposits reflects a life of 3.8 years.

A schedule of significant commitments at December 31, 2002 follows:
(In Thousands)
------------------------------------------------------------------------
Commitments to extend credit:
  Unused real estate construction commitments                  $ 66,748
  Unused commercial loan commitments                           $ 48,816
  Revolving home equity and credit card lines                    37,276
  Standby letters of credit                                         971
  Commercial letters of credit                                       14
  Other loans                                                     1,626

        Further discussion of these commitments is included in Note 10 to the consolidated financial statements. In addition, the Corporation has commitments and obligations under its Defined Contribution Plan as described in Note 11 to the consolidated financial statements.

Common Stock Prices

The common stock of BWC Financial Corp. is traded on the NASDAQ exchange. At December 31, 2002, BWC Financial Corp. had 354 shareholders of record plus approximately 486 street-named shareholders. At December 31, 2001, BWC Financial Corp. had 353 shareholders of record plus approximately 465 street-named shareholders.

The shareholders of BWC Financial Corp. will be entitled to receive dividends when and as declared by its Board of Directors, out of funds legally available, subject to the dividend preference, if any, on preferred shares that may be outstanding and also subject to the restrictions of the California General Corporation Law. There are no preferred shares outstanding at this time. It is not anticipated that any cash dividends will be declared in the foreseeable future.

The low and high closing bid quotations for 2002 and 2001 were:

                              2002                                                  2001

------------------------------- ----------------------------  ------------------------ ---------------------------
1st Quarter                     2nd Quarter                     1st Quarter              2nd Quarter
$18.73 - $20.77                 $17.82 - $20.10                 $14.88 - $22.31          $17.36 - $22.73
------------------------------- ----------------------------  ------------------------ ---------------------------
3rd Quarter                     4th Quarter                     3rd Quarter              4th Quarter
$17.86 - $20.48                 $16.50 - $20.90                 $16.32 - $19.77          $14.95 - $19.18
------------------------------- ----------------------------  ------------------------ ---------------------------

Stock prices have been adjusted for dividends and splits.

Interest-rate Risk Management

Movement in interest rates can create fluctuations in the Corporation’s income and economic value due to an imbalance in the re-pricing or maturity of assets or liabilities. The components of interest-rate risk which are actively measured and managed include re-pricing risk and the risk of non-parallel shifts in the yield curve. Interest-rate risk exposure is actively managed with the goal of minimizing the impact of interest-rate volatility on current earnings and on the market value of equity.

In general, the assets and liabilities generated through ordinary business activities do not naturally create offsetting positions with respect to re-pricing or maturity characteristics. Therefore, the Corporation uses a variety of measurement tools to monitor and control the overall interest-rate risk exposure of the on-balance-sheet positions. For each measurement tool, the level of interest-rate risk created by the assets and liabilities is a function primarily of their contractual interest-rate re-pricing dates and contractual maturity (including principal amortization) dates.

The Corporation employs a variety of modeling tools to monitor interest-rate risks. One of the earlier and more basic models is GAP reporting. The net difference between the amount of assets and liabilities within a cumulative calendar period is typically referred to as the “rate sensitivity position.”

As part of the GAP analysis to help manage interest-rate risk, the Corporation also performs an earnings simulation analysis to identify the interest-rate risk exposures resulting from the Corporation’s asset and liability positions, such as its loans, investment securities and customer deposits. The Corporation’s policy is to maintain a risk of a 2% rate shock to net interest income at risk to a level of not more than 15%. The earnings simulation analysis as of December 31, 2002 estimated that a 2% interest-rate shock (decrease) could lower pretax earnings by $2,542,000, which was 12.45% of 2002 net interest income.

This earnings simulation does not account for the potential impact of loan prepayments, deposit drifts, or other balance sheet movements in response to modeled changes in interest rates, and the resulting effect, if any, on the Corporation’s simulated earnings analysis.

INTEREST RATE SENSITIVITY

(In thousands except share and per-share data)

Proper management of the rate sensitivity and maturities of assets and liabilities is required to provide an optimum and stable net interest margin.  Interest rate sensitivity spread management is an important tool for achieving this objective and for developing strategies and means to improve profitability.  The schedules shown below reflect the interest rate sensitivity position of the Corporation as of December 31, 2002. Management believes that the sensitivity ratios reflected in these schedules fall within acceptable ranges, and represent no undue interest rate risk to the future earnings prospects of the Corporation.

Repricing within:                               3          3-6           12          1-5       Over 5
In thousands                               Months       Months       Months        Years        Years        Totals
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Assets:
Federal Funds Sold & Short-term
   Investments                          $   2,036     $      -     $      -     $      -     $      -     $   2,036
Investment securities                       4,007       11,947       16,392       38,518          241        71,105
Construction & Real Estate Loans          105,762       23,918        1,563        7,330       16,020       154,593
Commercial Loans                           82,262        4,408        1,013        1,822            -        89,505
Consumer Loans                             51,594           76           69          118            -        51,857
Leases                                        558        3,070        3,087        6,890            -        13,605
                                     -------------------------------------------------------------------------------
Interest-bearing assets                 $ 246,219     $ 43,419     $ 22,124     $ 54,678     $ 16,261     $ 382,701
                                     -------------------------------------------------------------------------------

Liabilities:
Money market accounts                    $ 70,777     $ 70,776      $     -     $      -     $      -     $ 141,553
Time deposits <$100,000                     3,755       13,315        5,675        3,342            -        26,087
Time deposits >$100,000                     2,973       13,070        3,929        4,100            -        24,072
FHLB Borrowings                                49          249          304        7,252       15,768        23,622
                                     -------------------------------------------------------------------------------
Interest-bearing liabilities             $ 77,554     $ 97,410      $ 9,908     $ 14,694     $ 15,768     $ 215,334
                                     -------------------------------------------------------------------------------

Rate-sensitive gap                      $ 168,665    $ (53,991)    $ 12,216     $ 39,984     $    493     $ 167,367
Cumulative rate-sensitive gap           $ 168,665    $ 114,674     $126,890     $166,874     $167,367
                                     =================================================================

Cumulative rate-sensitive ratio              3.17         1.66         1.69         1.84         1.78